FIRST INVESTORS HIGH YIELD FUND, INC.

Sub-Item 77C(a) and (c): A Special Meeting of Shareholders of First Investors High Yield Fund, Inc. ("High Yield Fund") was held on February 25, 2000 to vote on a motion to adopt a resolution to approve an Agreement and Plan of Reorganization and Termination between High Yield Fund and First Investors Fund For Income, Inc. ("Fund For Income") and the transactions contemplated thereby, including (a) the transfer of substantially all of the assets of High Yield Fund to Fund For Income in exchange for Class A shares and Class B shares of Fund For Income, (b) the pro rata distribution of such shares to the corresponding Class A and Class B shareholders of High Yield Fund, and (c) the dissolution of High Yield Fund.

18,045,902.077 shares of capital stock of the High Yield Fund were voted FOR the adoption of said resolution, 412,011.968 shares of capital stock of the High Yield Fund were voted AGAINST the adoption of said resolution, and 1,205,264.386 shares of capital stock of the High Yield Fund ABSTAINED from voting on the resolution. The resolution was adopted since the majority of the votes cast in person or by proxy voted FOR the adoption of the resolution.